UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 9, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

There were the following securities and derivatives operations, in accordance with CVM resolution 44/21 .
Company Name: TIM S.A.
Group and Related Parties	(X) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			70,521	0.002913%	0.002913%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	Sale	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			70,521	0.002913%	0.002913%
Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	(X) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			429,822	0.017755%	0.017755%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	N/A	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			429,822	0.017755%	0.017755%
Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	(X) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	N/A	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	(X) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	N/A	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	(X) Controlling Shareholder	( ) People connected to the management
Opening Balance
% Share
Security / Derivative	Security Description			Quantity*	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.588195%	66.588195%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	N/A	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.588195%	66.588195%
Company Name: TIM S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	(X) People connected to the management
Opening Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
		N/A	N/A	N/A	N/A	-
Closing Balance
% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 9, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer